Exhibit 17.1
[RECEIVED VIA EMAIL]
July 14, 2010
To the Directors of H&R Block, Inc.:
It is with deep sadness that I notify you of my decision to not stand for reelection as a director of H&R Block, Inc. My reason can be summarized as a disagreement over the direction of the company. I offer three examples of differences that I have had with the board in recent years.
First, I opposed the $2 billion stock buyback authorization in 2008. For several reasons, I believed it was ill-timed. The board of course approved the authorization, and the company has repurchased shares at levels significantly above its current price. I note that H&R Block has been one of the worst performing stocks in the S&P 500 this year, and it has significantly underperformed the index for the last two years.
Second, I opposed the company’s fiscal 2010 financial plan. Because the operating plan’s responsiveness to unfavorable economic and market conditions was, in my view, lacking, I deemed the financial plan to be overly optimistic. I note that the company posted a significant decline in customers in the 2010 tax season and did not meet its earnings guidance.
Third, I opposed the reelection of Richard Breeden as chairman last year. Richard’s hard-fought proxy contest in 2007 was enormously successful, and, in my view, for good reason. I supported his election as chairman after he joined the board. The leadership he demonstrated early on in hastening the company’s exit from the sub-prime mortgage and brokerage businesses was commendable. More recently, however, Richard and I have had differences of opinion on a number of fundamental issues that, I believe, could affect the company’s long-term future.
As Block’s share price has declined, I have become increasingly concerned that the board will bow to the intense pressure from short-term oriented shareholders, putting long-term shareholder value at greater risk. This is not a new concern. Since I stepped down as CEO 15 years ago and especially since rejoining the board 10 years ago, no issue has raised my ire more than the pricing strategy employed in our core business. Clearly, if our average charge had increased consistent with inflation since 1996, it would be significantly less than its current level. Today, the ability to present a compelling value proposition represents one of the most serious impediments to our tax offices’ long-term success, in my opinion. Similarly, our weakened competitiveness in the growing do-it-yourself online tax market is another critically important issue. I believe that these and other important problems can be ameliorated with a renewed focus on long-term shareholder value.

Our new CEO, Alan Bennett, is of course not new to the organization or the board. I hope Alan, as permanent CEO, will make a commitment to live in Kansas City, where the company is headquartered, instead of commuting from his Connecticut or Florida home. Furthermore, I hope he will demonstrate a genuine commitment to long-term value creation, even though his compensation package, I believe, may prove to be seriously flawed with respect to its incentive components. In my opinion, the package is also overly generous.
In recent years my father Henry Bloch, who will turn 88 this month, has witnessed the company suffer a number of setbacks that could have likely been avoided or minimized. For example, he has watched our customer base contract by a staggering amount—a loss approaching two million customers in the last two years. My wish is that he will have an opportunity to see the company he built over several decades return to greatness. I have an enormous respect for him, our dedicated employees, and our franchisees. I hope they understand how painful it was for me to arrive at this decision. More importantly, I hope that my decision will serve as a catalyst for positive change.
In summary, I urge the board to (1) demonstrate intolerance for plans that result in continued market share erosion, (2) ensure that senior management attacks the company’s most urgent challenges, including the value proposition in our retail network, and our presence in the online market, and (3) not pursue short-term objectives that may thwart long-term shareholder value.
Sincerely,
Thomas M. Bloch